Cover letter

Name of Registrant: The Middleby Corporation

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption:

Trillium Asset Management, LLC

Two Financial Center

60 South Street

Suite 1100

Boston, MA

02111

Dear Middleby Corporation Shareholder:

We are writing to urge you to vote for shareholder proposal 4 on The Middleby Corporation’s (Middleby) 2019 proxy statement regarding Corporate Sustainability, or ESG, Reporting. This document provides a detailed explanation for why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request The Middleby Corporation (Middleby) issue a report describing the company’s environmental, social, and governance (ESG) policies, quantitative performance metrics, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

Summary

Despite a 57.2 percent vote on this Proposal last year, Middleby continues to oppose this Proposal and its request for a report on the Company’s performance on ESG topics, including greenhouse gas emissions and climate change. Middleby’s existing reporting is outdated (2009), incomplete and continues to fall short of the level of information its shareholders seek. Proponents are concerned Middleby may not be adequately protecting shareholder value due to this lack of attention to the risks, costs and opportunities associated with ESG issues. Lastly, investors’ expectations and the field of sustainability reporting have evolved significantly; sustainability reporting is now a widespread business practice and Middleby stands out as a laggard.

Discussion

Middleby makes several claims in its Opposition Statement that are either misleading or an attempt to make shareholders think Middleby is disclosing more meaningful information than it actually is.

First, in a small sign of responsiveness to the 57.2 percent vote this Proposal received last year, Middleby states it is now “in the process of preparing a report generally describing its environmental, social and governance (ESG) practices.” However, proponents believe there is a significant gap between what the Company is proposing and the level of information sought in the Proposal. It seems clear that Middleby will not be providing information on quantitative performance metrics, improvement targets, or a discussion of GHG emissions. Middleby even acknowledges its shortcomings, saying, “The proposal would also require the Company to expand the variety of information it currently gathers, analyzes and discloses.” As a result, proponents disagree with Middleby’s claim that it “already provides the material information and analysis requested in the Proposal.”

Middleby makes another misleading claim when it states that it “already discloses and will continue to update information [emphasis added]…regarding its environmental, social and governance policies and procedures, which has been and will continue to be available to its stockholders on the Company’s website.” This apparently refers to the Company’s 2009 Sustainability Report (the 2009 Report), published in 2010. Middleby does not inform shareholders that this information is a decade old and has not been updated since.

In addition to being outdated, the 2009 Report did not provide investors with a substantive discussion on the Company’s management of many important ESG impacts, risks and opportunities. For example, Middleby did not provide a discussion of its climate change policies, performance or risk exposure in the 2009 Report, nor does it state an intention to do so in its Opposition Statement. Similarly, Middleby claims to have published information on its commitment to energy efficiency in its 10-K. However, the Company’s 2019 10-K mentions energy efficiency only once in a list of 12 factors that it competes on. Asking investors to believe this constitutes a commitment to energy efficiency in its operations is a stretch. This lack of disclosure is a concern for investors as it signifies the Company may not be mitigating its risk exposure or maximizing shareholder value as effectively as it could be.

As any company grows and evolves, its risk exposure and environmental and social impacts grow along with it. Middleby has grown considerably since 2009 – net sales have more than tripled and the Company has acquired numerous businesses. For example, Middleby did not have a Residential Kitchen business segment in 2010, a segment that now accounts for over 25 percent of net sales.1 Therefore, it stands to reason that Middleby’s ESG practices, performance, and management strategies are as out of date as its reporting. As a result, proponents are concerned the Company may be inadequately managing the heightened risks associated with the scale of the Company in 2019.

Proponents fully acknowledge that the Proposal may require Middleby “to expand the variety of information it currently gathers, analyzes and discloses.” That is one of the essential elements of the Proposal. We make this request because we believe it is necessary information for both the Company and shareholders. Appropriate management of ESG subjects like energy use, GHG emissions, water use, human capital management, health & safety, and workforce diversity, can all have bottom line impacts. The reality that Middleby may not even be gathering information on such ESG issues means the Company may not even be aware of some of the associated risks, costs and opportunities. Therefore, this Proposal serves to urge the Company to protect shareholder value by demonstrating it is adequately minimizing cost and managing risk.

There is compelling evidence that companies with strong sustainability programs financially outperform peers. The University of Oxford and Arabesque Partners recently reviewed 200 studies on sustainability and corporate performance and concluded that 90 percent of studies show “sound sustainability standards lower the cost of capital of companies” and 80 percent show “stock price performance of companies is positively influenced by good sustainability practices.”2

Just as Middleby’s operations have changed since 2010, investors’ expectations around sustainability-related disclosures have changed as well. More companies than ever before are publishing sustainability reports – the Governance and Accountability Institute reports 85 percent of the S&P 500 published sustainability reports in 2017. Globally, 75 percent of 4,900 companies published ESG reports in 2017, according to KPMG.

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1 According to Middleby’s 2017 Annual Report.

2 Clark, Gordon L.; Feiner, Andreas; Viehs, Michael. “From the Stockholder to the Stakeholder.” University of Oxford and Arabesque Partners. March 2015.

The extensive examples of companies that publish sustainability reports include many companies that could be considered peers of Middleby. The Proposal notes: “Assa Abloy, Barnes Group, Donaldson Company, Masco Corporation, Flowserve Corporation, Lennox International, and Lincoln Electric are examples of the numerous small industrial companies publishing sustainability metrics alongside qualitative supporting details.”

The following points demonstrate additional ways in which the field of sustainability reporting and investor interest in sustainability topics have grown since publication of Middleby’s 2009 Report.

•	The Sustainability Accounting Standards Boards (SASB) was established in 2011; it has since become a major source of information on ESG-related reporting.

•	The Financial Stability Board appointed a Task Force on Climate-related Financial Disclosures (TCFD) that in June 2017 published its widely circulated recommendations. Members of TCFD include BlackRock, JPMorganChase and UBS Asset Management.

•	State Street Global Advisors states: “In their public reporting, we expect companies to disclose information on relevant management tools and material environmental and social performance metrics.”[3]

•	195 countries adopted a global goal to address climate change under the Paris Agreement of 2015.

•	GRI, SASB, and CDP, three common ESG reporting frameworks, have gone through multiple iterations of reporting guidelines since Middleby’s 2009 Report.

•	The Principles for Responsible Investment, which is backed by nearly 1,700 signatories with approximately $70 trillion in Assets under Management, pledges to seek “appropriate disclosure on ESG issues.”

•	650 investors with $87 trillion in assets support CDP, requesting disclosure on climate change, forests and water.

Proponents believe it would be in shareholders’ best interests for the Company to join the ranks of the thousands of other companies that are publishing more fulsome sustainability reports and not simply publish a generic report on ESG practices that fails to live up to investors’ expectations in 2019.

Conclusion

Middleby does not provide up to date or comprehensive information on its management of important ESG issues that can present material financial risks and opportunities. We urge you to support this proposal in 2019 to demonstrate to Middleby’s leadership that its vague commitments and outdated, incomplete reporting is insufficient.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce

Shareholder Advocate

Trillium Asset Management, LLC.

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3 State Street Global Advisors Global Proxy Voting and Engagement Principles. Available at: https://www.ssga.com/investment-topics/environmental-social-governance/2015/Proxy-Voting-and-Engagement-Principles.pdf

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The reviews expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.